FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: June, 2004

Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated June 29, 2004, relating to Lafarge’s Dujiangyan cement plant and its partnership with the Shui On Group

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PRESS RELEASE

Euronext : LG, NYSE : LR	Paris, 29 June 2004

Lafarge will invest USD 58 million to double the capacity of its Dujiangyan cement plant in China by 2006

Lafarge has concluded an exclusive partnership agreement with the Shui On Group in Yunnan province

Lafarge announces today plans to build a second production line in its Dujiangyan cement plant, which is ideally located to serve the market of Chengdu city in south-western China, in order to keep pace with the strong growth in the local cement demand market.

This USD 58 million investment will double the plant’s existing cement capacity of 1.4 million tonnes, to reach 2.8 million tonnes. Production is expected to start mid 2006.

The experience gained by Lafarge in China since 1994 has again made it possible for this type of this extension to be carried out entirely with Chinese partners and equipment, as for the capacity extension at the Chongqing plant announced in January. As a result, Lafarge will be able to optimise its investment and speed up the installation process considerably.

Lafarge originally launched the construction of Dujiangyan cement plant in 1999 and production started up in 2002. This plant is one of the most modern plants built in China, and meets the group’s strictest environmental standards worldwide.

« This investment is a perfect illustration of the expansion strategy we are pursuing in China, while complying with our very strong sustainable development commitments. Since we have been there for almost 10 years, our teams have now acquired significant experience and expertise, enabling us to expand rapidly, while controlling risks and costs. This guarantees our ability to meet levels of profitability in line with our expectations, in a highly competitive market » commented Bernard Kasriel, the Group’s Chief Executive Officer.

In addition, Lafarge has recently signed an exclusive partnership agreement for cooperation in Yunnan province with Shui On Construction And Materials Limited (SOCAM), a major player in the construction sector based and listed in Hong Kong with strong positions in the Chinese cement market. SOCAM recently signed a framework agreement to acquire two cement plants in Yunnan province of south-western China. The total annual capacity will reach 4.5 million tonnes by the end of 2004, once two new production lines are commissioned. These assets will be pooled in a joint venture between SOCAM (80% stake) and the Yunnan Provincial Government (20%). The total investment will amount to about €160 million, including the cost of constructing the two new lines.

Under this partnership agreement, Lafarge holds an exclusive option for nine months from the date the framework agreement is signed to purchase a 40% interest in this joint venture from SOCAM.

Lafarge will also provide SOCAM with the necessary technical assistance to complete and start up the new lines, located in Kunming and Kaiyuan.

Commenting on the agreement signed with SOCAM, Bernard Kasriel said : « This partnership with Shui On, who has a strong presence in south-western China alongside Lafarge, gives us the opportunity to pursue our development in this fast-expanding region. If it comes to fruition, this partnership will enable us to capitalise on both groups experience in China. »

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Back to Contents

Notes to Editors:

1.	With 2,700 employees in China, the Lafarge group now operates in three of its businesses (Cement, Gypsum, Roofing) and has 13 industrial facilities, including four cement plants with capacity totalling 3.8 million tonnes prior to the Chongqing and Dujiangyan extension.

2.	Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 75,000 people in 75 countries and posted sales of €13.7 billion in 2003. Additional information is available on the web site at www.lafarge.com.

3.	SOCAM is a member of the Shui On Group whose headquarters are based in Hong Kong. An important player in the construction, construction materials and real-estate markets in Hong Kong and the Chinese Mainland, the Shui On Group has been present in China for close to 20 years. It has developed a strong position in the cement market of south-western China (including Chongqing, Guizhou, and Sichuan) with an installed capacity of 8 Mt and 3.5 Mt under construction. Additional information about SOCAM and the Shui On Group is available at www.shuion.com.

COMMUNICATIONS:	INVESTOR RELATIONS :

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	James Palmer: 33-1 44-34-11-26 james.palmer@lafarge.com

Philippe Hardouin: 33-1 44-34-11-71 philippe.hardouin@lafarge.com	Danièle Daouphars: 33-1 44-34-11-51 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 29, 2004	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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